

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2015

Via E-mail
Wanjun Xie
President
Lemont Inc
61-12 228th Street, 1st Fl
Bayside, NY 11364

>   **Re: Lemont Inc**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed April 23, 2015**
>   **File No. 024-10437**

Dear Mr. Xie:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2015 letter.

General

1. It appears you have filed your Form 1-A using the Model A (Question-and-Answer) disclosure format under Part II of Form 1-A. Please note that on April 20, 2015 the Commission published new rules amending Regulation A to, among other things, eliminate the Model A disclosure format of Form 1-A. These rules will go in effect on June 19, 2015. As a result, this disclosure format will no longer be available if you seek qualification after June 19 and you will be required to transition to an approved disclosure format at that point. In addition, you will be required to file electronically on EDGAR at that time. Please refer to http://www.sec.gov/rules/final/2015/33-9741.pdf for additional guidance.

2. We note that you intend to offer your shares through a quotation system and to subsequently list on OTCBB. We also note that you have claimed an exemption from registration as a commodity pool operator pursuant to CFA Regulation 4.13(a)(2), which

requires that none of the pools operated has more than 15 participants at a time. Please tell us how you intend to maintain this exemption.

3. We note your disclosure on page 6 in response to comment 3. It appears that you intend to conduct an at-the-market offering with respect to a portion of your shares. We also note that for a company to conduct an at-the-market offering, the company must meet the requirements set forth in Rule 415(a)(4), which requires that they be Form S-3 eligible, as set forth in Rule 415(a)(1)(x). Since you are not Form S-3 eligible, it does not appear that you are eligible to conduct an at-the-market offering under Rule 415. Please revise your offering to sell shares at a fixed price for the duration of the offering, or advise. Refer to Rule 251(d)(3) for additional guidance.

Part I – Notification, page 2

Item 5. Unregistered Securities Issued or Sold Within One Year, page 5

4. We note your response to comment 4 and reissue. With regard to your sale of securities to Lansdale Inc and Jie Du pursuant to the signed subscription agreement included as Exhibit 1.1, and with regard to the 200 shares issued to Lansdale Inc on September 20, 2014, please revise to disclose the Section of the Securities Act or rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available, or advise. Refer to Item 5(c) of Part I of Form 1-A.

Item 6. Other Present or Proposed Offerings, page 5

5. We note your response to comment 5 and reissue. Item 6 requires disclosure of other offerings of securities aside from those covered by the Form 1-A. Please revise to move this disclosure to a more appropriate section of the Offering Statement.

Item 7 – Marketing Arrangements, page 6

6. We note your response to comment 6. We also note your disclosure on page 6 that Lansdale can stabilize the market for any of the securities to be offered and that shares will be offered on OTC Link ATS and/or another quotation medium. Please tell us whether Lansdale will be required to register as a broker-dealer with respect to its stabilizing activities.

Part II – Offering Circular, page 7

7. We note your response to comment 8 and reissue. Please refer to the General Instructions of Model A which indicate that each question and any notes, but not any instructions thereto, shall be restated in its entirety. As examples only, you do not restate the questions and notes to Item 3 under the Business and Properties section and multiple

items in your Offering Price Factors, Use of Proceeds and Plan of Distribution sections. Please revise to include the corresponding instructions.

8. We note the minimum number of securities to be offered are 360,000,000. Of those shares it appears that 320,000,000 will be sold to Lansdale, Inc and 20,000,000 will be sold to Mr, Jie Du. Please clarify and revise your disclosure to indicate what the remaining 20,000,000 shares relate to.

Risk Factors, page 10

9. We note your risk factor disclosure in response to comment 9. Please specifically state the risks presented by your dependence on Lansdale and the likely consequences should the risks presented by your dependence on Lansdale materialize.

10. We note your disclosure in response to comment 11 that many factors can affect the exchange rate and many factors can affect the price of gold and silver. Please include risk factor disclosure of the specific factors that may affect the exchange rate or the price of gold or silver.

11. Please include risk factor disclosure specifically discussing the risks presented by your use of leveraged trades.

Business and Properties, page 11

12. We note your disclosure in response to comment 10 that you will trade spot currencies, gold and silver. Please tell us whether you will receive physical delivery of foreign currencies, gold or silver pursuant to your trades.

13. We note your response to comment 11. Please set forth the timing and results of your efforts which will be necessary in order for you to be profitable. Refer to Question 3(d) of Model A.

14. We note your disclosure in response to comment 12. Please also discuss whether there are any limits on the amount of leverage that you will incur, the degree to which you intend on leveraging your trades and the factors you will consider before making leveraged trades.

15. We note your revised disclosure in response to comment 13 that you will donate to CDPF in exchange for office space and equipment. We also note your disclosure that CDPF will allow you to use the office space and equipment for free. Please revise to indicate that the use of your office and equipment is not free and disclose how much you plan to pay CDPF and when you plan to pay that amount, or advise.

Plan of Operations and Milestones, page 15

16. We note your response to comment 14 and reissue. Please provide additional detail of how you intend on achieving each milestone. For example only, you state that you will reinvest the Corporation's income to achieve increasing share prices. Please specify what actions you will take to receive enough income to meet each milestone. The Plan of Operation and Milestones should list the in chronological order the events in which management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable. It should also indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones. Refer to Question 4(a) of Model A.

17. We note your response to comment 15. Please clarify this section to state the probable consequences to the company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the company's liquidity in view of the company's then anticipated level of operating costs. Refer to Question 4(b) of Model A.

18. We note your response to comment 17 that none of the proceeds from this offering will be used to pay the stock subscription receivable. Please revise your use of proceeds table to remove the stock subscription receivable. We also note the revisions made to Exhibit 1.1. Please clarify what you mean by "[t]he most amount of the purchasing will be paid by all properties which Lansdale Inc own in the Corporation, all lack of amount of the purchasing will pay cash by Lansdale Inc."

Use of Proceeds, page 18

19. We note the maximum amount of gross proceeds disclosed is $200,000. Please clarify how this amount was calculated.

Condensed Statements of Cash Flows, page 34

20. We note your revised disclosure in response to our prior comment 18. The amount disclosed related to the sale of common shares does not appear to reconcile to the amounts disclosed elsewhere in your filing. Please amend your filing accordingly and ensure that the total cash provided by (used in) operating, investing, and financing activities agrees to the net increase in cash and cash equivalents presented.

Part III – Exhibits, page 38

Exhibit 1.1

21. Please clarify the terms of the Subscription letter and if this letter relates to the sale of the 200 shares purchased by Lansdale or if it will relate to the sale of 320,000,000 shares to

Wanjun Xie
Lemont Inc
May 11, 2015
Page 5

be sold to Lansdale and 20,000,000 shares to be sold to Mr. Jie Du in the offering. If the subscription letter relates to the offering shares tell us why a subscription receivable has been reflected on your balance sheet as of December 31, 2014. Please include revised disclosure in your amended filing as necessary.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel